July 22, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                       Ms. Mara L. Ransom

Mr. Dean Brazier

Re:     Request for Acceleration of Effectiveness of NRG Yield, Inc. Registration Statement on Form S-1 (File No. 333-196808) initially filed on June 16, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of NRG Yield, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-196808) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on Tuesday, July 22, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the Preliminary Prospectus distribution for the above-mentioned offering, the prospective underwriters have confirmed that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the Preliminary Prospectus dated July 22, 2014 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned expect to distribute the Preliminary Prospectus, dated July 22, 2014, in electronic form in a manner reasonable to secure adequate distribution to each underwriter and dealer who is reasonably anticipated to be invited to participate in the distribution of the common stock to be offered pursuant to such Preliminary Prospectus.

(Signature page follows)

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

For itself and as Representative of the other underwriters

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory